

July 15, 2013

<u>Via U.S.Mail</u>
Mr. Osman J. Kaldirim
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, TX 77063

   Re: **Woodgate Energy Corporation**
      Current Report on Form 8-K
      Filed May 21, 2013
      File No. 0-54834

Dear Mr. Kaldirim:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Very truly yours,

           /s/ Era Anagnosti

           for Pamela A. Long
           Assistant Director